

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 21, 2014

Via E-mail
Brian McFadden
Principal Executive Officer
Excelsis Investments, Inc.
801 West Bay Drive, Suite 470
Largo, FL 33770

> **Re: Excelsis Investments, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2013**
> **Filed April 15, 2014**
> **Form 10-Q for the Quarterly Period ended June 30, 2014**
> **Filed August 19, 2014**
> **File No. 000-54635**

Dear Mr. McFadden:

We have reviewed your letter dated July 21, 2014, in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 19, 2014.

General

1.   We note your response to prior comment 1. It does not appear that you have provided any analysis as to why you did not file an Item 4.02 8-K. Please provide us with your analysis under SAB Topic 1.M.

2.   We note your response to prior comment 2 regarding the issuance of convertible promissory notes to Asher Enterprises on January 23, 2014. Please ensure that your disclosure includes the material terms of this transaction, including the date of the transaction, the rights and obligation of the parties, any restrictions and covenants, and

the repayment and conversion terms of the convertible promissory notes. Further, it appears that a Form 8-K should have been filed regarding this transaction. Please advise.

Certain Relationships and Related Transactions, and Director Independence, page 36

3. We note your response to prior comment 9 that you do not believe that the Exchange Agreement between the company and Career Start, Inc. is a related party transaction because Danielle Pannoni and Michelle Pannoni do not share a household. This response appears inconsistent with your disclosure in your quarterly reports that this "acquisition was between two related parties." Please be advised that related parties include siblings of executive officers or directors of registrants regardless of whether they share a household. See Instructions to Item 404(a) of Regulation S-K. It appears that Danielle Pannoni, principal shareholder of CareerStart, Inc. and sister of the principal financial officer of Excelsis Investments, had a material interest in this transaction. As such, the issuance of 6,600,000 shares to Ms. Danielle Pannoni as part of the Career Start, Inc. acquisition appears to be a related party transaction. Please ensure that your disclosure in future filings includes the information required by Item 404 of Regulation S-K.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

4. We note your response and revised disclosure to prior comment 4. Please expand your revenue recognition policy to discuss more specifically how you recognize revenue for your temporary staffing services. Identify the typical time frame of a temporary staffing assignment with your customers as well as the type of temporary staffing services that you offer. In addition, expand your disclosure to discuss the type of consulting services that you offer and your recognition of these consulting services.

Note 4. Acquisition of Career Start, Inc., page F-10

5. We note your response to prior comment 6. Please provide us with your analysis of the three significance tests to determine whether historical financial statements are required for the acquisition of Career Start, Inc. Refer to Rule 8-04 of Regulation S-X.

6. Your response to prior comment 6 indicates that Career Start had limited transactions prior to the acquisition. Please tell us and disclose in future filings the factors that make up the goodwill recognized. Refer to FASB ASC 805-30-50-1.

Form 10-Q for the Quarterly Period ended June 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 13

7.   We note that you issued $403,000 in convertible notes in June 2014, of which $250,000 involves a consulting agreement for services entered into on June 20, 2014. Please identify these note holders and describe the material terms of the consulting agreement, including what services are to be provided. Further, please confirm you will disclose this information in future filings and file the respective agreements, pursuant to Item 601(b)(10) of Regulation S-K, with your next periodic report.

        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Attorney-Advisor, at (202) 551-3453. If you require further assistance, do not hesitate to contact me at (202) 551-3488.

                                Sincerely,

                                /s/ Stephen Krikorian

                                Stephen Krikorian
                                Accounting Branch Chief